SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/ME): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or “Company”) hereby informs its shareholders and the market in general that, CSN Cimentos S.A., a privately held company controlled by CSN that concentrates the group’s cement manufacturing and sale operations (”CSN Cimentos”), has entered, on June 29th 2021, into an Agreement for Investment, Purchase and Sale of Ownership Units and Shares and Other Covenants whereby it intents to acquire control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. (“Operation”), one of the most modern plants in the county, with a significant presence in the Northeast regions, especially in Paraíba and Pernambuco states (”Transaction”).

The Transaction is worth R$1.08 billion and involves cash payment, capital contribution and assumption of debt. The closing of the Transaction is subject to the usual conditions precedent in transactions of this nature, including approval by antitrust authorities.

The acquisition of the above-mentioned companies adds 1.3 million tons per year (“MTPY”) to CSN Cimentos’ production capacity through modern equipment and substantial high-quality limestone reserves. Important operational, logistics, management and commercial synergies are expected, with room for product mix improvement and customer base expansion.

This move is in line with CSN Cimentos’ growth strategy amid recovery in cement consumption in Brazil, demonstrating the company’s capacity to play a leading role in the consolidation of the sector. With the closing of the transaction, CSN Cimentos will have a total capacity of 6.0 MTPY and a growing presence in the national territory as an important and low-cost producer.

The Company will keep its shareholders and the market in general duly informed of the developments of the Transaction, in accordance with the applicable legislation.

São Paulo, June 30, 2021.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.